Exhibit 20.2
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                    STACEY'S BUFFET ANNOUNCES IMPLEMENTATION
                           OF STOCKHOLDER RIGHTS PLAN


     Largo, Florida, November 4, 1996: Stacey's Buffet, Inc. (Nasdaq: "SBUF") announced today that it had formally implemented its Stockholder Rights Plan.

     Under the Plan, each of the Company's outstanding shares is now accompanied by a Right that would become exercisable at the close of business on the tenth day following the earlier to occur of: (1) a public announcement that a person or group had acquired beneficial ownership of 15% or more of the Company's common stock, or (2) the commencement of, or the first public announcement of an intention of any person or group to commence, a tender offer or exchange offer which would result in that person or group acquiring beneficial ownership of 15% or more of the Company's common stock. Once the Rights become exercisable, each Right would give its holder the right to purchase nine shares of the Company's common stock at a purchase price of $.01 per share.

     The Company is forwarding a summary of the Stockholder Rights Plan to its stockholders, and copies of the full plan are on file with the Securities and Exchange Commission and may be obtained by stockholders directly from the Company.

     Stacey's Buffet, Inc. currently operates 24 family-style restaurants in Florida, New York, New Jersey, Maryland and Pennsylvania and licenses three additional stores in the State of Florida.

     For additional information contact:

                                  Maureen Jack
                              Stacey's Buffet, Inc.
                             813-581-4492, ext. #12